Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Founded in 2010, Narrative Food home delivers curated boxes of small batch organic foods -- produce, pastured-raised meats, wild-caught fish, heirloom grains, baked goods and other prepared foods -- delighting customers in 1000 zip codes across SoCal. Our boxes are accompanied with recipes designed to inspire and delight, telling stories of people, place and SoCal culture. We also provide optional services: Home Chef services, and personalized meal planning to support ones wellness goals.

We would like to expand to cover the entire West Coast -- and to be known as the premier premium food delivery and lifestyle brand in the region.

Milestones

Out of the Box Collective, Inc. was incorporated in the State of California in December 2010.

Since then, we have:

- Earned over $5M in revenue since 2010.

- Delivered over 45,000 orders to more than 3,000 customers across 1,000 zip codes in Southern California.

- We have long-standing relationships with over 100 organic growers and small-scale food makers in Southern California.

- Close-knit customer base, including many LA influencers.

- Annual sales totaled $1.285m in 2020, with the vast majority of our customers on recurring weekly or bi-weekly orders — repeat customers!

- Certified B Corp, where people, planet and profits all matter.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $1,285,900.59 compared to the year ended December 31, 2019, when the Company had revenues of $431,668.35. Our gross margin was 34.95% in fiscal year 2020, compared to 46.81% in 2019.

- *Assets.* As of December 31, 2020, the Company had total assets of $208,278.24, including $176,778.24 in cash. As of December 31, 2019, the Company had $31,723.32 in total assets, including $223.32 in cash.

- *Net Income.* The Company has had net income of $31,883.50 and net income of $10,724.14 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $119,982.41 for the fiscal year ended December 31, 2020 and $59,078.61 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $235,962 in debt.

Our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital within the next 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Out of the Box Collective, Inc. cash in hand is $189,161.75, as of March 2021. Over the last three months, revenues have averaged $91,880/month, cost of goods sold has averaged $55,449/month, and operational expenses have averaged $53,412/month, for an average burn rate of $16,981 per month. Our intent is to be profitable in 0 months.

No material changes in our finances or operations have occurred since the date that our financials cover.

We expect our revenues to be in the 85K-110K/month range in the next 6 months. And our expenses should be about equal to this.

We currently have the full amount of the Wefunder raise still waiting for implementation (around $78K) once our product realignment is complete, as well as close to $80K from our EIDL loan.